November 23, 2009

VIA EDGAR

Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-3030

Re:	Syneron Medical Ltd. Registration Statement on Form F-4 Filed October 28, 2009 File No. 333-162698

Dear Ms. Fisher:

        On behalf of Syneron Medical Ltd. (“Syneron”), we respectfully set forth below Syneron’s responses to the comments raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated November 6, 2009 (the “Letter”) with respect to the registration statement on Form F-4 filed by Syneron on October 28, 2009 (the “Registration Statement”).

        We have noted the Staff’s comments in bold face type and Syneron’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above-referenced letter. Syneron is concurrently filing pre-effective Amendment No. 1 to the Registration Statement, which principally includes changes that reflect the response to the Staff’s Comment No. 1, updated financial information and updated disclosure with respect to pending litigation.

Fee Table

1.	Please tell us why you have not included in the fee table the rights to purchase ordinary shares that may be issued pursuant to your rights agreement dated November 11, 2008 that trade with and are inseparable from your ordinary shares.

In response to the comment received, Syneron has revised the fee table to include the rights to purchase its ordinary shares.

2.	We note that you filed an amended Form 8-A on November 12, 2008 to register the rights that may be issued pursuant to your rights agreement as a class of securities pursuant to section 12(g) of the Exchange Act. Given that your ordinary shares are registered as a class of securities under section 12(b) and the rights currently trade with and are inseparable from your ordinary shares, tell us why you did not file a new registration statement on Form 8-A pursuant to section 12(b) to register the rights as a class of securities under the Exchange Act.

In response to the comment received, Syneron filed on November 23, 2009, a new registration statement on Form 8-A pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

If you have any questions or concerns, please call the undersigned at 972-3-607-4479.

Very truly yours,

  /s/ Shachar Hadar
  Dr. Shachar Hadar

cc:	Mr. Fabian Tenenbaum Mr. Gene Kleinhendler, Adv.

Tel Aviv Office One Azrieli Center, Roung Building Tel Aviv 67021, Israel Tel: 972-3-607-4444 Fax: 972-3-607-4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha'Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623-2683 Fax: 972-2-623-6082